UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

July 29, 2014	FOR IMMEDIATE RELEASE

DELHAIZE GROUP SECOND QUARTER 2014 EARNINGS RELEASE DATE

Delhaize Group will announce its second quarter 2014 results (ended June 30, 2014) on Thursday August 7, 2014 at 7:00 a.m. CET. The press release will be available on Delhaize Group’s website (www.delhaizegroup.com) immediately after its publication.

The Delhaize Group management team will discuss the second quarter 2014 results during an investor conference call that will start at 09:00 a.m. CET on August 7, 2014. To participate in the conference call, please call +44 (0)20 3427 1906 (U.K.), +1 646 254 3367 (U.S.) or +32 2 402 3092 (Belgium), with “Delhaize” as password.

The conference call will also be broadcast live over the internet on August 7, 2014 at 09:00 a.m. CET at www.delhaizegroup.com. An audio replay of this webcast will be available at the same website starting at 12:00 p.m. CET on August 7, 2014.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of the first quarter of 2014, Delhaize Group’s sales network consisted of 3 520 stores. In 2013, Delhaize Group posted €20.9 billion ($27.8 billion) in revenues and €179 million ($237 million) in net profit (Group share). At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: July 31, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President